UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

J. Crew Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46612H 40 2

(CUSIP Number)

Clive D. Bode Vice President TPG Capital, L.P. 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46612H 40 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TPG Advisors II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,804,255 (See Items 4 and 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,804,255 (See Items 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,804,255 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 46612H 40 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,804,255 (See Items 4 and 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,804,255 (See Items 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,804,255 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46612H 40 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,804,255 (See Items 4 and 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,804,255 (See Items 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,804,255 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON IN

This Amendment No. 4 supplements and amends the Schedule 13D filed on July 7, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 2, 2007, Amendment No. 2 filed on October 4, 2007 and Amendment No. 3 filed on March 19, 2008 (such Amendments No. 1, No. 2 and No. 3 together with the Original Schedule 13D, the “Schedule 13D”) by TPG Advisors II, Inc. and, to the extent applicable, David Bonderman and James G. Coulter with respect to Issuer Common Stock. Capitalized terms used in this Amendment No. 4 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.
This Amendment No. 4 supplements Item 4 of the Schedule 13D by inserting the following paragraph immediately after the fourth paragraph of Item 4 of the Schedule 13D:

“On September 19, 2008, the TPG Funds sold an aggregate of 2,000,000 shares of Issuer Common Stock to Goldman, Sachs & Co. pursuant to Rule 144 under the Securities Act of 1933, as amended. The price for the shares was $33.45 per share. The transaction is expected to settle on September 24, 2008.”

Item 5.	Interest in Securities of the Issuer.
This Amendment No. 4 amends and restates Item 5 of the Schedule 13D as set forth below:

“(a)-(b)  As of the date hereof, the TPG Funds collectively own an aggregate of 2,804,255 shares of Issuer Common Stock directly. Because of Advisors II’s position as the general partner of TPG GenPar II, L.P., which is the General Partner of each of the TPG Funds, Advisors II may be deemed to beneficially own in the aggregate 2,804,255 shares of Issuer Common Stock, which represents approximately 4.5% of the outstanding shares of Issuer Common Stock.

David Bonderman and James G. Coulter are directors, officers and shareholders of Advisors II and may be deemed to be the beneficial owners of the securities owned directly or indirectly by Advisors II. As a result, Messrs. Bonderman and Coulter may be deemed to be the beneficial owners of 2,804,255 shares of Issuer Common Stock, which represents approximately 4.5% of the outstanding shares of Common Stock.

The foregoing percentage calculation is based on a total of 62,432,255 shares of Common Stock outstanding as of August 29, 2008 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on September 11, 2008.

(c)

Except as described herein, no transactions in shares of Issuer Common Stock were effected during the past 60 days by the Reporting Persons, the TPG Funds or, to the best of their knowledge, by any of the individuals identified in Schedule I.

(d)	Not applicable.

(e)	On September 19, 2008, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities reported herein.”

Schedule I.	Executive Officers and Directors of Advisors II.
This Amendment No. 4 amends and restates Schedule I of the Schedule 13D in its entirety as set forth below:

“The names of the directors and the names and titles of the executive officers of Advisors II and their principal occupations are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Advisors II and each individual is a United States citizen.”

Name	Position	Address
David Bonderman	Chairman of the Board, President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
James G. Coulter	Director, Vice President	345 California Street Suite 3300 San Francisco, CA 94104
John E. Viola	Vice President, Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Clive D. Bode	Vice President, Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Thomas E. Reinhart	Vice President	345 California Street Suite 3300 San Francisco, CA 94104

Jonathan J. Coslet	Vice President	345 California Street Suite 3300 San Francisco, CA 94104
David Reintjes	Chief Compliance Officer, Assistant Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
G. Douglas Puckett	Assistant Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Steven A. Willmann	Assistant Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2008

TPG Advisors II, Inc.

By: /s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

By: /s/ Clive D. Bode (1)
Name: Clive D. Bode on behalf of David Bonderman

By: /s/ Clive D. Bode (2)
Name: Clive D. Bode on behalf of James G. Coulter

(1)          Clive D. Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated August 31, 2006, which was previously filed with the Commission as an exhibit to a Form 4 (SEC File No.: 001-32875) filed by Mr. Bonderman on March 1, 2007.

(2)          Clive D. Bode is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated August 31, 2006, previously filed with the Commission as an exhibit to a Form 4 (SEC File No.: 001-32927) filed by Mr. Coulter on March 1, 2007.